DELIVERED VIA EDGAR AND COURIER

April 11, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attn:	Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverage, Apparel, and Mining

RE:	Silvercorp Metals Inc. Form 40-F for the Fiscal Year Ended March 31, 2012 Filed June 29, 2012 File No. 001-34184

Dear Ms. Jenkins:

This letter is submitted on behalf of Silvercorp Metals Inc. (the “Company” or “we”) in response to the comments dated March 21, 2013 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 40-F for the year ended March 31, 2012, which was filed on June 29, 2012 (the “Form 40-F”).

The text of the Comment Letter has been reproduced in this letter with their respective responses. For your convenience we have italicized each comment.

Form 40-F for the Fiscal Year Ended March 31, 2012

1.

We note that Exhibits 99.2 and 99.3, which relate to the Audited Annual Financial Statements and Management’s Discussion and Analysis, respectively, are incorporated by reference to a Form 6-K submitted on May 23, 2012. General Instructions B(5) to Form 40-F requires information incorporated by reference, that was not previously filed with the Commission, to be attached as an exhibit and filed with the Form 40-F. Information submitted on Form 6-K is considered furnished but not filed. Please refer to General Instruction B to Form 6-K. Accordingly, please amend your Form 40-F to attach and file your Audited Annual Financial Statements and Management’s Discussion and Analysis as exhibits.

Response: We acknowledge your comments and we have advised our US legal counsel to amend and refile the Form 40-F such that our Audited Annual Financial Statements and Management’s Discussion and Analysis are included as exhibits.

Exhibit 99.1

Item 5 Mineral Properties, page 27

2.	In future filings please disclose your mineral reserves and mineral resources to correspond to your fiscal year end.

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
March 31, 2013
Page 2

Response: We believe that it is appropriate to disclose our mineral reserves and mineral resources corresponding to December 31, the calendar year-end, three months prior to the Company’s March 31 fiscal year-end. We respectfully request to continue this practice for the following reasons:

a)

we normally file our yearly Annual Information Form (“AIF”) each year in June for the year ended March 31. In our AIF disclosure, we refer to information of all NI 43-101 reports completed since the previous AIF in an effort to ensure that the most current information on our mineral reserves and resources are disclosed in the AIF. Our NI 43-101 reports typically require four to five months to prepare including the time an independent expert, such as AMC Mining Consultants Ltd. (“AMC”), would take to complete and certify; therefore technical report writing usual starts in January to meet the AIF deadline of June. As a result the reserve and resource data used in our technical reports are stated as at December 31, (which corresponds to the calendar year-end) and represents the most recent practicable date at which we are able to present such data;

b)

within the Form 40-F and the NI 43-101 reports, we have conspicuously and clearly disclosed the cut-off date for reserves and resources. For example, in the Technical Report for Ying Gold-Silver- Lead-Zinc Property, Henan Province, China, dated May 1st , 2012 (the “Ying 2012 Technical Report”). Table 1, Table 2, and Table 3 clearly indicate that the reserves and resources are as of December 31, 2011; and

c)

based on a review of quantitative and qualitative factors, we respectfully submit that the impact of three months production from January to March is not material to the total mineral reserves and resources presented. For example, at the Ying Mining District, we processed 136,609 tonnes of ore from January 2012 to March 2012, which represents only 1.5% of the 9.21 million tonnes of measured and indicated resources, and 1.4% of 9.79 million tonnes of reserves, respectively, as disclosed in the Ying 2012 Technical Report.

3.	In future filings please clarify if your mineral resources and mineral reserves are reported on a one hundred percent basis or according to your attributable ownership.

Response: We acknowledge your comment and we will disclose in future filings, beginning with our 2013 Annual Report on Form 40-F, that our mineral resources and mineral reserves are reported on a 100% basis.

4.

We note you disclose mineral resources on your company website that are not disclosed in your annual filing. In future filings please disclose mineral resources and mineral reserves for all properties.

Response: We acknowledge your comment and will disclose in future filings, beginning with our 2013 Annual Report on Form 40-F, mineral resources and mineral reserves for all properties.

5.	Please explain to us why the cut-off grade for your SGX mineral reserve is lower than the resource cut-off grade.

Response: A higher cut-off was adopted for the mineral resource estimate as a reasonable and appropriate measure in delineating resources because the resource estimate does not consider dilution, other than considering that the minimum extraction width will be at least 0.3 meter (“m”). On the other hand, the reserve estimate considers mining dilution. In its Ying 2012 Technical Report, the differences between the cut-off grades for mineral resources and mineral reserves were appropriate given the degree of compartmentalization of the two estimation processes within Silvercorp. After testing the

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
March 31, 2013
Page 3

sensitivity of resource and reserve estimates to variations in cut-off grades, AMC found that relatively small changes in cut-off grades, such as those between our SGX mineral reserve and resource cut-off grades, had only an insignificant impact.1

6.

Considering dilution, losses, recoveries, and any other factor used to convert your mineral resources to mineral reserves, please provide a detailed reconciliation of your SGX mineral resources and reserves.

Response: Table 1 below (which is a copy of Table 15.6 in the Ying 2012 Technical Report) is a summary comparison of Mineral Resources with Mineral Reserves.

Table 1. High Level Comparison of Mineral Resources with Mineral Reserves

Mine		Tonnes	Au	Ag	Pb	Zn	Au	Ag	Pb	Zn
		t	g/t	g/t	%	%	koz	koz	t	t
SGX	Resource	3,555,559		425	7.78	3.93		48,588	276,523	139,870

	Reserve	3,722,791		345	6.31	3.00		41,238	234,855	111,558
Conversion
percentage		105		81	81	76		85	85	80
HZG	Resource	413,982		388	1.17	0.26		5,163	4,838	1,069

	Reserve	382,437		327	0.96	0.22		4,026	3,657	825
Conversion
percentage		92		84	82	83		78	76	77
HPG	Resource	569,978	1.3	101	4.51	1.92	24	1,844	25,734	10,960

	Reserve	630,065	0.9	79	3.67	1.58	19	1,609	23,155	9,957
Conversion
percentage		111	72	79	81	82	80	87	90	91
TLP	Resource	2,622,207		190	3.86	0.29		16,050	101,192	7,569

	Reserve	2,554,243		126	2.98	0.25		10,349	76,011	6,390
Conversion
percentage		97		66	77	86		64	75	84
LM	Resource	2,033,669		371	3.19	0.46		24,234	64,932	9,293
	*
	Reserve	2,503,582		269	2.35	0.34		21,652	58,955	8,521
Conversion
percentage		123		73	74	74		89	91	92
Total	Resource	9,195,395	0.08	324	5.15	1.83	24	95,874	473,263	168,713

	Reserve	9,793,118	0.06	251	4.05	1.40	19	78,873	396,633	137,251
Conversion
percentage		107	74	77	79	76	80	82	84	81

Only Measured and Indicated Resources were used for Mineral Reserves estimation. To convert Mineral Resources to Mineral Reserves, the following factors were considered for each potential mining block: grade, location and accessibility in terms of economic mining viability, mining method (resuing or shrinkage), minimum mining width (0.3m resuing, 0.8m shrinkage), mining dilution (generally 0.08m and 0.15m respectively at zero grade on each side wall for resuing and shrinkage), mining recovery (95% resuing, 92% shrinkage); and mining cut-off grade.

Table 2 below shows the detailed conversion from Mineral Resources to Mineral Reserves for the SGX

[1] Page 189 of the Ying 2012 Technical Report

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
March 31, 2013
Page 4

mine (SGX accounts for 52% of total silver contained in resource in the Ying Mining District).

Table 2. Conversion from Mineral Resources to Mineral Reserves, SGX Mine

	Tonnes	Ag	Pb	Zn	Ag	Pb	Zn
	t	g/t	%	%	koz	t	t
Measured + Indicated Mineral Resources *	3,555,559	425	7.78	3.93	48,588	276,523	139,870
Less Resources below the current mining permit	118,264	194	4.22	8.66	737	4,995	10,240
Less currently inaccessible or non-viable Resources	375,174	347	6.34	3.07	4,187	23,771	11,500
Gives Resources currently available for mining *	3,062,121	443	8.09	3.85	43,660	247,846	117,974
Plus mining dilution (assumed zero grade)	892,199	0	0	0	0	0	0
Less mining recovery losses	231,529	343	6.27	2.99	2,553	14,517	6,923
Proven + Probable Mineral Reserves	3,722,791	343	6.27	2.99	41,107	233,329	111,051

* Blocks less than 0.3m in width widened out to 0.3m

There are minor differences in Reserve grades from those reported in AMC’s Technical Report due to correction of some minor errors. Normally the tonnages and contained metal would be appropriately rounded. They have been left unrounded to show the detailed progress from Mineral Resources to Mineral Reserves.

7.

Please explain the decrease in your SGX measured mineral resource grade. In this regard we note your disclosure of 430 g/t as compared to the 845 g/t disclosed in your 40-F filing for the fiscal year ended March 31, 2011 and filed on June 3, 2011.

Response: The decrease in the SGX measured mineral resource grade was as a result of substantially reduced cut-off grade based on updated metal prices and geological reinterpretations resulting from an extensive exploration program undertaken in 2011. The SGX mineral resources in the Form 40-F for the fiscal year ended March 31, 2011 (which was filed on June 3, 2011) used a cut-off of 300 g/t silver equivalent (“AgEq”), which was based on historical metal prices used in the Company’s NI 43-101 report on the SGX property in 2005, of which silver was $6.50 per ounce, lead was $0.40 per pound, and zinc was $0.45 per pound. In the Ying 2012 Technical Report, in comparison, the SGX mineral resource grade was estimated using a lower cut-off grade of 150 g/t AgEq, which was based on metal prices typically being used in the industry for resource estimation at the time, of which gold was $1,250 per ounce, silver was $19 per ounce, lead was $1.00 per pound, and zinc was $1.00 per pound.

Form 6-K filed May 23, 2012 Exhibit 99.2

Management’s Discussion and Analysis

4. Fiscal Year 2012 Operating Performance

(vi) Cash and Total Cost per Ounce of Silver (Gold for the BYP mine), page 4

8.

We note you present here non-IFRS measures: (a) total production cost per ounce of silver and (b) cash cost per ounce of silver. Tell us whether these measures are used in the industry and how your computation of these measures is comparable to other companies’ computation of these measures.

Response: “Total production cost per ounce of silver” and “cash cost per ounce of silver” are non-IFRS measures that are widely used in the precious metal sector to demonstrate the profitability of mining operations. Investors can use these performance metrics to determine the cash profit and net profit before taxes using the following formulas:

Cash profit before taxes = silver ounces produced * (silver price – cash cost per ounce of silver) –administrative & other costs

Net profit before taxes = silver ounces produced * (silver price – total cost per ounce of silver) –

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
March 31, 2013
Page 5

administrative & other costs

Based on our knowledge, there is no industry guidance on the above calculations; therefore, we cannot comment on whether our computation is comparable to other companies.

9.

We note you present here the non-IFRS measures of total production cost per ounce of silver of $(3.25) and cash cost per ounce of silver $(5.13) computed by deducting by-product lead, zinc and gold sales. Tell us: (a) the purpose of such measures, (b) how they are used by management, (c) how the presentation of negative cost per ounce is useful to investors, and (d) how such presentation is appropriate.

Response: (a) As above-mentioned, these non-IFRS measures are performance metrics of profitability of a mining operation that are used widely by peers in the mining industry. These measures provide investors with another method to determine the profitability of a mine for a given period of time. (b) Management uses these measures as indicators of mine profitability. (c) Negative cost per ounce is useful to investors as it shows that revenue derived from by-products (i.e., lead, zinc and gold in our silver mines) have been more than sufficient to cover the production costs, which include mining, milling and shipping costs. (d) We believe the presentation of negative cost per ounce is appropriate because it aids investors in evaluating the profitability of our mining operations. It is our understanding that this non-IFRS measure is widely used by peers in the mining industry and it is not unusual that companies present negative cost per ounce from time to time, depending on the by-product portion and the profitability of the operations. For example, Hecla Mining, the largest primary silver producers in the U.S., has reported negative $2.81 cash cost per ounces in 2007 and negative $1.46 cash cost per ounce in 2010.

(vii) Operation Review, page 6

10.

We note your disclosure here of mining cost per tonne, milling cost per tonne and average production cost per ounce. To enhance an investor’s understanding of your business, provide us with, and confirm that in future filings you will include for all periods presented, (a) the computation of each cost measure, (b) a reconciliation of each cost measure per unit to the cost of sales, and (c) the methodology used in the computation of costs per unit.

Response: As shown in Table 3 below, mining cost per tonne and milling cost per tonne are calculated using total mining costs and total milling costs divided by tonnage mined and milled, respectively.

Table 3: Reconciliation of Mining Costs and Milling		Tonnage of ore
Costs to the Cost of Sales for the year ended March	Total costs mined/shipped/milled		Per tone costs
31, 2012	('000 US$)	(tonne)	(USD/tonne)
Cash mining costs	$35,907	757,590	$47.40
Non-cash mining costs	10,691	757,590	14.11
Shipping costs	2,533	757,590	3.34
Cash milling costs	10,820	762,521	14.19
Non-cash milling costs	1,263	762,521	1.66
Total	$61,213		$80.70
Add: stockpile and concentrate inventory - Beginning	1,582
Minus: stockpile and concentrate inventory - Ending	(3,976)
Adjustment for foreign exchange movement	2,330
Cost of sales per consolidated financial statements	$61,149

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
March 31, 2013
Page 6

Average production per unit of metal is calculated as shown in Table 4:

Table 4: Average production cost	Silver		Gold		Lead		Zinc		Total
a. % of sales generated by each metal	65.6%		4.6%		25.9%		3.9%		100%
b. Total Cost of sales ('000$)	61,149
c = a * b for each metal ('000$)	$40,109		$2,834		$15,810		$2,396		$61,149
d. Metal produced	5,618		8,771		72,804		13,748
	('000 oz	)	(Ounces	)	('000 lb	)	('000 lb	)
e: Average production cost ($/unit)	$7.14		$323		$0.22		$0.17

We confirm that in our future filings, we will provide the calculation methodology and reconciliations of non-IFRS measures to the corresponding IFRS measures in accordance to Item 10(e) of Regulation S-K.

11.

It appears that the tonnes and grade of ore milled for the year ended March 31, 2011 for the Ying, HPG & LM, and TLP operations do not correspond to the tonnage and grade figures presented in your technical report. In this regard we reference page 118 of your technical report for the Ying Gold- Silver-Lead-Zinc Property, Henan Province, China prepared by AMC Consultants and dated May 1, 2012. Please tell us why these numbers are different. In your response please also address any differences between the 2009 and 2010 production numbers disclosed in your technical report as compared to previous numbers disclosed in filings with the United States Securities and Exchange Commission.

Response: The Ying Mines production data for 2009 to 2011 as set out in Table 16.11 in the Ying 2012 Technical Report only included milled ore tonnes and its related grades. It did not include the tonnage and grades from direct shipping ore that was sorted at the mine site and shipped/sold directly to smelters. Table 5 below is the revised run of mine ore production for 2009 to 2011 recently prepared by AMC that includes the direct shipping ore. Since the inclusion of the direct shipping ore results in a material change, (albeit a positive change) we are currently working with AMC to amend the Ying 2012 Technical Report with goal to file in on SEDAR and EDGAR within 30 days.

Other differences, such as the production data, (such as tonnes and grade of ore milled), set out in the Management’s Discussion and Analysis (the “MD&A”) is different than data set out in the Technical Reports because the “MD&A” is based on the fiscal year ended March 31 while the Technical Report is based on the calendar year ended December 31. Further difference occurs since tonnage in the Technical Report is measured in dry tonnes, while the MD&A uses the measurement of wet tonnes, which usually contains 2% to 3% moisture in comparison to dry tonnes.

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
March 31, 2013
Page 7

Table 5: Ying Mine and Mill Production from 2009 to 2011

Mine	Ore Type	Unit	2009	2010	2011	Total
	Milled Ore	t	281,374	373,602	395,747	1,050,724
		Ag (g/t)	403	358	325	357
	Grade	Pb (%)	6.62	5.45	5.34	5.72
		Zn (%)	3.02	2.54	2.14	2.51
	Direct Shipping Ore	t	13,290	12,412	12,365	38,068
SGX		Ag (g/t)	2,075	1,915	1,728	1,910
	Grade	Pb (%)	55.06	52.12	51.21	52.85
		Zn (%)	5.8	5.62	4.88	5.44
	Total Ore Mined	t	294,665	386,015	408,112	1,088,791
		Ag (g/t)	478	408	368	411
	Grade	Pb (%)	8.8	6.95	6.73	7.37
		Zn (%)	3.15	2.64	2.22	2.61
	Milled Ore	t	-	-	45,788	45,788
HZG		Ag (g/t)	-	-	216	216
	Grade	Pb (%)	-	-	0.93	0.93
		Zn (%)	-	-	-	0
	Milled Ore	t	24,111	32,704	42,399	99,213
		Ag (g/t)	155	133	111	129
	Grade	Pb (%)	6.45	6.46	5.54	6.06
		Zn (%)	1.2	1.27	1.03	1.15
	Direct Shipping Ore	t	-	260	193	453
HPG		Ag (g/t)	-	710	456	602
	Grade	Pb (%)	-	61.29	61.65	61.44
		Zn (%)	-	1.53	1.42	1.48
	Total Ore Mined	t	24,111	32,964	42,592	99,666
		Ag (g/t)	155	138	113	131
	Grade	Pb (%)	6.45	6.89	5.79	6.31
		Zn (%)	1.2	1.27	1.03	1.15
	Milled Ore	t	9,469	115,041	100,546	225,055
		Ag (g/t)	136	102	106	105
	Grade	Pb (%)	2.64	2.99	2.86	2.92
		Zn (%)			0	0
	Direct Shipping Ore	t	7.86	6.08	-	14
TLP		Ag (g/t)	2,084	1,265	-	1,727
	Grade	Pb (%)	54.59	59.78	-	56.85
		Zn (%)	-	-	-	0
	Total Ore Mined	t	9,477	115,047	100,546	225,069
		Ag (g/t)	138	102	106	105
	Grade	Pb (%)	2.68	2.99	2.86	2.92
		Zn (%)			-	-
	Milled Ore	t	11,569	46,150	49,871	107,590
LM		Ag (g/t)	267	240	313	277
	Grade	Pb (%)	2.14	1.67	1.98	1.87
		Zn (%)	-	-	-	-
	Milled Ore	t	326,523	567,497	634,350	1,528,370
		Ag (g/t)	372	283	267	295
	Grade	Pb (%)	6.33	4.7	4.38	4.92
		Zn (%)	2.69	1.74	1.4	1.8
	Direct Shipping Ore	t	13,298	12,678	12,559	38,535
Ying Mines		Ag (g/t)	2,075	1,890	1,709	1,895
	Grade	Pb (%)	55.06	52.31	51.37	52.95
		Zn (%)	5.8	5.53	4.83	5.4
	Total Ore Mined	t	339,821	580,175	646,909	1,566,905
		Ag (g/t)	439	318	295	335
	Grade	Pb (%)	8.24	5.74	5.29	6.1
		Zn (%)	2.81	1.82	1.47	1.89

*Tonnes reported as dry tonnes

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
March 31, 2013
Page 8

12.

In connection with the comment 11 above, please explain to us in detail (i) which production tonnage values were utilized to calculate depletion in your financial statements for each period presented and (ii) how the discrepancies in tonnes and grade of ore milled and production numbers noted in the above comment affected your financial statements for the periods presented.

Response: To calculate depletion in our financial statements for each period presented, we used “silver equivalent” as the unit measure under the unit of production method. For any given period of time and for each mine, depletion expense is calculated using unamortized capitalized costs multiplied by actual metals contained in the ore extracted and divided by total metal contained in the un-mined proven and probable reserve. Please note that all metal produced and metal contained are measured as silver equivalents for the purpose of calculating depletion.

The calculation for depletion for accounting is based on metals contained in ore extracted based on production reports. The tonnage and grades as disclosed on Page 117 of the Ying 2012 Technical Report did not include one type of product sold, that being direct shipping ore (refer to our discussion in regards to direct shipping ore in comment 11); however, the direct shipping ore was included in the calculation of depletion. Minerals contained in the direct shipping ore are concentrated enough to sell directly to smelters, without being further processed in the mill (i.e., high metal content). As such, the calculated depletion in the financial statements for the periods presented was higher (as it included metal content in the direct shipping ore) than it would have been if the tonnage and grades disclosed on the original Ying 2012 Technical Report.

Exhibit 99.3 Financial Statements

Notes to Financial Statements

2. Significant Accounting Policies

(a) Statement of Compliance, page 6

13.

We note your disclosure that the policies applied to your financial statements are based on IFRS effective as of the date the Board of Directors approved these financial statements for issue or May 16, 2012. Please clarify for us whether you selected IFRS accounting policies from IFRS effective at the end of the first IFRS reporting period and applied those consistently for the years ended March 31, 2012 and 2011 and the opening balance sheet on April 1, 2010. Refer to IFRS 1 paragraphs 7 and 8.

Response: Yes, we have selected IFRS accounting policies from IFRS effective at the end of first IFRS reporting period being March 31, 2012, and applied those consistently for the years ended March 31, 2012 and 2011 and the opening balance sheet on April 1, 2010, in accordance with IFRS 1, paragraph 7 and 8.

(f) Revenue Recognition, page 8

14.

We note sales of gold, lead and zinc represent 5%, 26% and 4% of your total sales, respectively, for the fiscal year ended March 31, 2012. Tell us and disclose in future filings how you account for and classify the income from non-silver sales. In addition, please revise Management’s Discussion and Analysis of future filings to include the following: (a) whether you expect historic trends of your non- silver revenue to continue and (b) discussion of the factors that have an effect on the amount of revenue from non-silver sales (i.e. commodity prices etc.).

Response: The revenue recognition policy of the Company on non-silver sales is consistent with that of silver sales. The Company does not directly produce actual separate metals. Instead, we produce and sell four products to smelters: direct shipping ore, lead concentrate, zinc concentrate, and gold concentrate

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
March 31, 2013
Page 9

(gold concentrate is only produced at the BYP mine). Smelters pay us, and we record revenue, based on the amount of metal content contained the products, with the prices determined by Shanghai metal prices, less smelter charges and 17% value added taxes (VAT exempted for gold). Metals contained in each product are shown in Table 6 below:

Table 6:

Product	Major Metals	Comments
Direct shipping ore	silver, lead	Metals contained in the ore from mines are concentrated enough to sell directly to smelters, without being further processed in the mill.
Lead concentrate	silver, lead	Metals contained in the ore are not concentrated enough to be smelted. As such, the ore is further processed in the mill, to separate minerals from waste.
Zinc concentrate	zinc
Gold concentrate	gold	The gold grade in gold concentrate is around 35 gram per tonne

For lead and zinc concentrate, the source ore is the same. It goes through a milling process in which the ore is crushed and further concentrated by separating metal content from waste (non-metal containing rocks). This creates the concentrates that are sold to smelters. Therefore, the sales of non-silver metals occur at the same time of silver sales as the smelters pay for the metal content in the concentrate. As such, in producing any amounts of silver, the by-products, lead and zinc, will be produced as well. The relative content of the metals in the concentrate will depend on the head grade of the original ore. Therefore, we expect non-silver revenue will continue based on historic trends.

In response to your comment, we will include in the 2013 Annual Report on Form 40-F and in future MD&A, a discussion of whether we expect our non-silver revenue historic trends to continue and the factors that have an effect on the amount of revenue from non-silver sales.

k) Mineral Rights and Properties, page 9

15.

We note that you capitalize development costs at the earlier of establishing proven and probable reserves or obtaining a mining permit. The staff believes that mining costs typically are not determined to be economically recoverable until proven and probable reserves have been established. Please explain to us your basis for capitalizing costs at an earlier point, i.e., obtaining a mining permit.

Response: The Company acknowledges your comment and respectfully submits that our accounting policy, note 2(k), states: “Upon determination that a mineral property can be economically developed, which occurs at the earlier of: completion of positive economic analysis of the mineral deposit by establishing proven and probable reserves; or obtaining a mining permit, the subsequent development costs incurred such as to further delineate the ore body and costs incurred during production to increase output by providing access to additional sources of mineral resources, are also capitalized.” Although this approach may differ slightly from your expectations, the apparent discrepancy is primarily in form only.

Specifically, obtaining a mining permit is an appropriate indicator that a mineral property can be economically developed because, under applicable Chinese law, a mining permit can be obtained only upon a showing of economic viability. Because our mines are located in China, our permitting and commissioning process must comply with Chinese mining law and regulations, which require the completion of a Resource Utilization Plan (the “RUP”), prepared by qualified engineering firms. As part of the RUP, an analysis is conducted to forecast the economic value of the mineral property. A mining permit will be granted only upon a demonstration that a mineral property can be economically developed.

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
March 31, 2013
Page 10

Under these circumstances, obtaining a mining permit provides a definitive indication that the property can be economically developed. Therefore, we believe that our accounting policy is in accordance with IFRS and is appropriate.

25. Segmented Information

(c) Sales by Metal, page 36

16.

We note you disclose total sales for each mine. To enhance an investor’s understanding of your business, please provide us with, and confirm that you will include in future filings, the amount of revenues derived from silver, gold, lead and zinc on a mine-by-mine basis for each of the periods presented.

Response: We acknowledge your comment and confirm that we did not disclose revenues derived from silver, gold, lead, and zinc on a mine-by-mine basis in the financial statements. We respectfully submit that those numbers were disclosed in our MD&A. For example, Page 6 of the MD&A for the year ended March 31, 2012 has disclosed metal quantity sold and metal sales for each metal on a mine-by-mine basis. For your convenience, that part of the table is reproduced below:

Table 7:

Fiscal 2012			Year ended March 31, 2012
		Henan Luoning		Henan Songxian
	YING	HPG&LM	TLP	XBG	XHP	BYP	Total
Sales Data
Metal Sales
Silver (in thousands of ounce)	3,943	635	1,034	6	-		5,618
Gold (in thousands of ounce)	2.7	0.9	-	0.1	-	5.1	8.8
Lead (in thousands of pound)	52,216	7,004	13,140	444	-		72,804
Zinc (in thousands of pound)	10,834	591	2,075	-	-	249	13,749

Metal Sales
Silver (in thousands of $)	109,592	17,500	28,869	124	-		156,085
Gold (in thousands of $)	3,077	1,046	-	155	-	6,749	11,027
Lead (in thousands of $)	44,192	5,830	11,142	362	-		61,526
Zinc (in thousands of $)	7,135	353	1,684	-	-	152	9,324
	163,996	24,729	41,695	641	-	6,901	237,962

In the future, we will comply with your comment and include this information in the consolidated financial statements.

28. Transition to IFRS, page 39

17.

We note that you do not address the mandatory exceptions, as set forth in paragraphs 14-and Appendix B of IFRS 1, which you applied upon the adoption of IFRS. To the extent that your primary financial statements reflect the use of mandatory exceptions, please identify for us the items or class of items to which the exceptions were applied and describe the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe for us the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions. Refer to paragraph 23 of IFRS 1.

Response: In preparation of our consolidated financial statements (the “2012 Financial Statements”) as of and ended March 31, 2012, we applied the mandatory exception for “non-controlling interest”, according to IFRS 1, Appendix B1(c) and B7(a). The 2012 Financial Statements were our first IFRS financial statements, with a transition date of April 1, 2010.

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
March 31, 2013
Page 11

Note 28 (e) (vii) to the 2012 Financial Statements stated: “Canadian GAAP does not allow the debit balance of non-controlling interests, while IFRS requires picking up of the non-controlling interests’ share of changes in equity since the date of transition, even if the resulting non-controlling interest balance becomes debit. As a result, the non-controlling interests of the Company’s subsidiaries, Huawei and Qinghai Found, have been adjusted to reflect their portion of the changes in equity since the date of transition.” Excluding the effect of this mandatory exception under IFRS, Huawei and Qinghai would have had to attribute their respective portions of comprehensive loss to non-controlling interests. As a result, the equity components of the statements of financial position at each period presented would have been changed – accumulated other comprehensive income and retained earnings would have decreased; correspondingly, non-controlling interests would have increased by the same amount. There would have been no change on the financial condition and the results of operations.

We used April 1, 2010, the transition date, as the starting point to attribute gain/loss to all non-controlling interests.

Other mandatory exceptions under Appendix B1 of IFRS 1, which include (a) derecognition of financial assets and financial liabilities, (b) hedge accounting, and (f) government loans, were not applicable to the Company as we did not have such items.

Closing Comments

In connection with our responses in this letter, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  your comments or changes to disclosure in response to your comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We note that the Division of Enforcement has access to all information we provide to you in your review of our filing or in response to our comments on our filing.

If you have any questions or concerns, please feel free to contact us by telephone at 604-669-9397.

Sincerely,

/s/ Rui Feng
Dr. Rui Feng
Chairman and Chief Executive Officer

cc: AMC Mining Consultants (Canada) Ltd
cc: Latham & Watkins LLP
cc: Deloitte LLP
cc: Ernst & Young LLP